Confirming Statement


This statement confirms that the undersigned, Donald A. Lucas, has authorized and designated Liping Fan and Christopher Linn to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of DexCom, Inc. The authority of Liping Fan and Christopher Linn under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of DexCom, Inc. unless earlier revoked in writing. The undersigned acknowledges that Liping Fan and Christopher Linn are not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.


/S/ Donald A Lucas